EXHIBIT 99.1

News Release dated May 1, 2018, Suncor Energy reports first quarter 2018 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2018 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Fort Hills’ and Syncrude’s operations.

Calgary, Alberta (May 1, 2018) – “The value of our integrated model was front and centre this quarter as strong financial results from our downstream and offshore assets helped to offset the impact of lower Oil Sands production, and our refineries were able to fully capture the lost value associated with unfavourable heavy crude differentials at Oil Sands,” said Steve Williams, president and chief executive officer. “Our balance sheet strength allowed us to increase our stake in Syncrude and further invest in offshore development. We also increased our dividend and approved a renewal of our share repurchase program, which reaffirms our commitment to return cash to shareholders.”

•                                          Funds from operations of $2.164 billion ($1.32 per common share). Cash flow provided by operating activities, which includes changes in non-cash working capital, was $724 million ($0.44 per common share).

•                                          Operating earnings of $985 million ($0.60 per common share) and net earnings of $789 million ($0.48 per common share).

•                                          Refinery utilization of 98% and crude throughput of 453,500 barrels per day (bbls/d), which is the highest ever for a first quarter.

•                                          Fort Hills production averaged 29,800 bbls/d, including bitumen froth sent to Oil Sands Base, with the second of three extraction trains coming online at the end of the quarter and ramping up ahead of schedule.

•                                          Hebron production averaged 8,200 bbls/d and continues to also ramp up ahead of schedule.

•                                          Total upstream quarterly production was 689,400 barrels of oil equivalent per day (boe/d).

•                                          During the first quarter, Suncor closed the previously announced acquisition of Mocal Energy Limited’s (Mocal) 5% interest in Syncrude, adding approximately 17,500 bbls/d of sweet synthetic crude oil capacity.

•                                          The company continued to demonstrate its commitment to return cash to shareholders by repurchasing $389 million of shares during the first quarter and distributing $590 million in dividends.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Suncor recorded first quarter 2018 operating earnings of $985 million ($0.60 per common share), compared to $812 million ($0.49 per common share) in the prior year quarter. The quarter-over-quarter increase was a result of improved crude oil pricing and increased refining margins, refinery utilization of 98% and strong In Situ production, partially offset by increased operating costs, which were primarily due to higher planned and unplanned maintenance expenses and the addition of full operating costs at Fort Hills while production ramps up. Oil Sands results in the current period were impacted by a weather-related outage at the company’s Oil Sands Base plant, as well as constrained capacity on a bitumen feed line at Syncrude, which resulted in lower overall Oil Sands production. The planned upgrader turnaround at Syncrude, originally scheduled to begin in the second quarter of 2018, was advanced to the first quarter to mitigate the impact of the line constraint on annual production.

Funds from operations were $2.164 billion ($1.32 per common share), compared to $2.024 billion ($1.21 per common share) in the first quarter of 2017 and were influenced primarily by the same factors impacting operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $724 million for the first quarter of 2018, compared to $1.628 billion for the first quarter of 2017. The change in non-cash working capital in the first quarter of 2018 resulted from an increase in accounts receivable on an improving price environment, a substantial build of product inventory in advance of major turnarounds and the payment of deferred 2017 tax instalments.

Net earnings were $789 million ($0.48 per common share) in the first quarter of 2018, compared to $1.352 billion ($0.81 per common share) in the prior year quarter. Net earnings for the first quarter of 2018 included a $329 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and a non-cash after-tax gain associated with the exchange of the company’s mineral landholdings in northeast British Columbia with Canbriam Energy Inc. (Canbriam) of $133 million. Net earnings in the prior year quarter included a $103 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $437 million after-tax gain on the sale of the company’s lubricants business and its interest in the Cedar Point wind facility.

Operating Results

Suncor’s total upstream production was 689,400 boe/d in the first quarter of 2018, compared to 725,100 boe/d in the prior year quarter.

Oil Sands operations production was 404,800 bbls/d in the first quarter of 2018, compared to 448,500 bbls/d in the prior year quarter and upgrader utilization in the first quarter of 2018 declined to 80%, compared to 95% in the prior year period. The decrease in production and upgrader utilization was a result of lower production from Oil Sands Base due to a weather-related outage early in the quarter, partially offset by strong In Situ production. Oil Sands Base returned to normal operations by the end of February.

Oil Sands operations cash operating costs per barrel increased to $26.85 in the first quarter of 2018, from $22.55 in the prior year quarter, primarily as a result of the weather-related outage which led to lower production and an increase in unplanned maintenance costs. In addition, higher planned maintenance costs incurred in preparation for the Upgrader 1 turnaround, which began in the second quarter of 2018, were partially offset by lower natural gas prices.

Fort Hills began producing bitumen late in January and the ramp up is progressing ahead of schedule, with production averaging 29,800 bbls/d, net to Suncor, in the first quarter of 2018, including 5,200 bbls/d of bitumen froth further processed by Oil Sands Base. The second of three extraction trains at Fort Hills became operational at the end of the first quarter of 2018, adding further production capacity, and Suncor expects to achieve 90% of nameplate capacity ahead of schedule.

Suncor’s share of Syncrude production was 142,300 bbls/d in the first quarter of 2018, compared to 142,100 bbls/d in the prior year quarter. Production was comparable to the prior year quarter as a result of unplanned incidents during both periods. The first quarter of 2018 was impacted by constrained capacity on a bitumen feed line and an upgrader turnaround originally scheduled for the second quarter of 2018, which Syncrude advanced in order to resolve the feed line issue and minimize the impact on overall annual production, partially offset by the additional 5% working interest acquired partway through the quarter. The first quarter of 2017 was impacted by a facility incident late in the quarter. The events in each respective quarter resulted in Syncrude upgrader reliability of 71% in the first quarter of 2018 and 75% in the prior year quarter.

Syncrude cash operating costs per barrel were $50.75 in the first quarter of 2018, an increase from $45.15 in the prior year quarter, due to higher operating costs associated with advanced planned upgrader maintenance, unplanned maintenance to address the line constraint and an increase in preventive maintenance to improve long-term reliability, partially offset by lower natural gas prices.

Production volumes in Exploration and Production (E&P) were 117,700 boe/d in the first quarter of 2018, compared to 134,500 boe/d in the prior year quarter. The decrease was primarily due to natural declines in the United Kingdom and East Coast Canada, partially offset by the accelerated ramp up of production at Hebron, which averaged 8,200 bbls/d in the quarter. A third production well at Hebron came online early in the second quarter of 2018.

“The ramp up at both Fort Hills and Hebron is progressing ahead of schedule,” said Williams. “Production from these growth projects and strong In Situ performance helped mitigate the impact of operational challenges at Oil Sands Base and Syncrude. Oil Sands Base returned to full production rates in February.”

The company’s crude oil and refined product sales benefited from improved benchmark pricing across the integrated value chain in the first quarter of 2018, when compared to the prior year quarter. For the three months ended March 31, 2018, the impact of widening heavy crude oil differentials on Oil Sands earnings was offset by higher realized refining margins in the company’s Refining and Marketing (R&M) segment. Higher refining benchmark crack spreads in the first quarter of 2018 combined with improved product location differentials and the benefit of consuming lower priced heavy oil feedstock resulted in a 38% increase in realized margins, as compared to the prior year quarter.

Refinery crude throughput in R&M was 453,500 bbls/d in the first quarter of 2018, which is the highest ever for a first quarter, compared to 429,900 bbls/d in the prior year quarter. The increase was due to strong reliability at all of the company’s refineries, with the prior year quarter being impacted by a third-party power outage at the Commerce City refinery. Average refinery utilization was 98% in the first quarter of 2018, compared to 93% in the prior year quarter, and Suncor continued to build product inventory of approximately 6 million barrels to support second quarter sales during the upcoming Edmonton and Sarnia turnarounds.

Strategy Update

Suncor’s 2018 capital program will be focused on the efficient and effective ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron, development of step-out offshore projects and improving the safety and reliability of the company’s operating assets.

In the first quarter of 2018, total capital and exploration expenditures were $1.214 billion (excluding capitalized interest), compared to $1.206 billion in the prior year period, with increased sustaining capital expenditures offsetting the decrease in growth capital associated with the commissioning of the company’s major growth projects, Fort Hills and Hebron. Higher sustaining capital in the first quarter of 2018 was primarily driven by an increase in planned maintenance activity in 2018. This included preliminary planning work on the first full turnaround of Oil Sands operations Upgrader 1 in five years, the advancement of the upgrader turnaround at Syncrude, refinery turnaround preparation, as well as an increase in spend associated with the company’s recently approved tailings management plan. The company anticipates the majority of the turnaround costs to be incurred in the first half of 2018, and expects to remain within the capital guidance range of $4.5 to $5.0 billion for the year.

Fort Hills began producing paraffinic froth-treated bitumen from the first of three secondary extraction trains on January 27, 2018, and the production ramp up to the project’s nameplate capacity of 194,000 bbls/d (105,000 bbls/d net to Suncor) is progressing ahead of schedule following the commissioning of the second extraction train at the end of the first quarter of 2018. The third secondary extraction train is expected to come online in the second quarter of 2018. Also during the first quarter, Suncor acquired additional working interests in the Fort Hills project from Total E&P Canada Ltd. (Total). Under the terms of the agreement reached in the fourth quarter of 2017, Suncor’s share of the project increased to 54.11% and Teck Resources Limited’s share increased to 21.31%, while Total’s share decreased to 24.58%. Working interests in the Fort Hills project may be further adjusted in accordance with the terms of the agreement.

During the first quarter of 2018, Suncor closed the previously announced transaction to purchase an additional 5% interest in Syncrude from Mocal for approximately $923 million, with a closing date of February 23, 2018. Suncor’s share in the Syncrude joint venture project is now 58.74%.

Production at Hebron continues to ramp up, with the second production well coming online ahead of schedule during the first quarter of 2018. At peak production, the project is expected to produce more than 30,000 bbls/d, net to Suncor, ramping up over the next several years.

During the first quarter of 2018, the company entered into an agreement to acquire a 17.5% interest in the Fenja development project offshore Norway, with the transaction expected to close in the second quarter of 2018. The project has received government approval and is a strategic fit for Suncor’s offshore portfolio that is expected to provide profitable growth in an area where Suncor has existing knowledge, expertise and assets. Other E&P activity in the first quarter included development drilling at White Rose, Terra Nova, Hebron and Hibernia, and development work on the West White Rose Project and the Norwegian Oda project.

During the first quarter of 2018, Suncor closed the previously announced transaction with Canbriam, a private natural gas company, to exchange all of Suncor’s northeast British Columbia mineral landholdings, and consideration of $52 million, for a 37% equity interest in Canbriam.

“The acquisitions in the first quarter highlight Suncor’s commitment to our core assets and profitable growth,” said Williams. “Our increased ownership position in Syncrude reflects our belief in the asset’s further long-term potential and the opportunity to create significant value through integration.”

During the first quarter of 2018, Suncor’s Board of Directors approved a 12.5% dividend increase and an additional $2.0 billion in authority for share repurchases. The company also repurchased and cancelled $389 million of its own shares in the first quarter of 2018, for a total of $1.8 billion to the end of the quarter.

Operating Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2018	2017
Net earnings	789	1 352
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	329	(103)
Gain on significant disposals(2)	(133)	(437)
Operating earnings(1)	985	812

(1)                                  Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                  Non-cash after-tax gain of $133 million in the E&P segment related to the asset exchange with Canbriam for the company’s mineral landholdings in northeast British Columbia in the first quarter of 2018. The first quarter of 2017 included a $354 million after-tax gain in the R&M segment, related to the sale of the company’s lubricants business, combined with an after-tax gain of $83 million in the Corporate segment related to the sale of the company’s interest in the Cedar Point wind facility.

Corporate Guidance

Suncor has updated its full year business environment outlook assumptions to reflect average actual year-to-date realized prices plus forward curve pricing. Brent Sullom Voe has been updated to US$67.00 from US$58.00, WTI at Cushing to US$63.00 from US$55.00, WCS at Hardisty to US$41.00 from US$40.00, New York Harbor 3-2-1 crack to US$18.00 from US$16.00, AECO-C Spot to $1.50 from $2.50 and the Cdn$/US$ exchange rate to 0.78 from 0.80. These updates have resulted in a corresponding increase to full year current income tax to $1,050 million – $1,350 million from $450 million – $750 million. For further details and advisories regarding Suncor’s 2018 corporate guidance, see suncor.com/guidance.

Normal Course Issuer Bid

The Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its normal course issuer bid (the NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $2.15 billion worth of its common shares beginning May 4, 2018 and ending May 3, 2019.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy. Between May 1, 2017 and April 30, 2018 and pursuant to Suncor’s previous normal course issuer bid, Suncor repurchased 43,213,523  shares on the open market for approximately $1.85 billion, at a weighted average price of $42.83 per share. Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 52,285,330 common shares, which is equal to approximately 3% of Suncor’s issued and outstanding common shares.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (725,092) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by the TSX and securities regulatory authorities, including by private agreements. Purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. In the future, Suncor may enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Non-GAAP Financial Measures

Operating earnings  is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated May 1, 2018 (the MD&A) and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: expectations about Fort Hills, including that the ramping up of the project is ahead of schedule, that the project will achieve 90% of nameplate capacity ahead of schedule, that the third secondary extraction train will come online in the second quarter of 2018, the project’s nameplate capacity of 194,000 bbls/d (105,000 bbls/d net to Suncor) and the possibility that working interests in the Fort Hills project may be further adjusted in accordance with the terms of the agreement with the Fort Hills partners; the expectation that, at peak production, the Hebron project is expected to produce more than 30,000 bbls/d, net to Suncor, ramping up over the next several years, and that the ramping up of the project is ahead of schedule; the expectation that advancing the planned upgrader turnaround at Syncrude into the first quarter will mitigate the impact to annual production of the bitumen feed line constraint that occurred in the first quarter of 2018; the focus of Suncor’s 2018 capital program on the efficient and effective ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron, development of step-out offshore projects and improving the safety and reliability of the company’s operating assets; the expectations that the majority of turnaround costs will be incurred in the first half of 2018 and that the company will remain within the capital guidance range of $4.5 to $5.0 billion for the year; the expectation that the transaction to acquire a 17.5% interest in the Fenja development project will close in the second quarter of 2018 and that the project will provide profitable growth in an area where Suncor has existing knowledge, expertise and assets; Suncor’s belief in Syncrude’s further long-term potential and the opportunity to create significant value through integration; Suncor’s commitment to return cash to shareholders, plans respecting the NCIB, the belief that, depending on the trading price of its common shares and other relevant factors, the company purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and the company’s expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy; and Suncor’s business environment outlook assumption for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 3-2-1, AECO-C Spot, the Cdn$/US$ exchange rate, and full year current income taxes. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s first quarter 2018 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s first quarter results, visit suncor.com/webcasts.

Representing management will be Steve Williams, president and chief executive officer, Mark Little, chief operating officer and Alister Cowan, executive vice president and chief financial officer.

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800-558-9071

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